MORELLA &
ASSOCIATES
ATTORNEYS AT LAW
A PROFESSIONAL CORPORATION

Warren J. Archer
Licensed to practice in PA
wjarcher@morellalaw.com
(412) 369-9696 x127

December 5, 2013

VIA UPS OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
  Attention: Mr. Larry Spirgel

Re: **Strategic Global Investment, Inc.**
            Amendment No. 1 to Offering Statement on Form 1-A
            Filed November 27, 2013
            File No. 024-10371

Dear Mr. Spirgel:

This letter is being furnished on behalf of Strategic Global Investments, Inc. (the "*Company*") in response to comments received from the staff of the Division of Corporation Finance (the "*Staff*") of the U.S. Securities and Exchange Commission (the "*Commission*") by letter dated December 3, 2013 to Mr. Andrew Fellner, Chief Executive Officer and Chief Financial Officer of the Company, with respect to Amendment No. 1 to the Company's Offering Statement on Form 1-A (File No. 024-10371) (the "Amendment"), which was filed with the Commission on November 27, 2013.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are providing to you Amendment No. 2 (*"Amendment 2"*) to the Offering Statement. The Amendment has been revised to reflect the Company's responses to the comments from the Staff. All page numbers in the responses below refer to Amendment 2, except as otherwise noted. Enclosed is a courtesy package, which includes eight copies of Amendment No. 2, four of which have been marked to show changes from the Statement. One of the unmarked copies has been manually executed.

<u>Offering Circular Cover Page</u>

1.   Since you are selling only common stock, the reference to Units being sold is inappropriate. Please revise accordingly.

Response: The Offering Circular has been revised to state that the Company is selling 100 shares of Common Stock for $0.01. See "Cover Page" and other parts of the offering circular which describe the offering in Amendment 2.

<u>Item 5. Unregistered Securities Issued or Sold Within One Year, page 3</u>

2.   It appears from your response to comment 2 from our letter dated November 13, 2013 that you have approximately $1 million of recent sales of your common stock for which you have not received the full cash consideration because the shares were purchased in installments by way of a subscription plan. Please tell us in your response what the terms of the installment-plan sales were, and how you accounted for the stock subscription. In particular, tell us whether the subscription arrangement included the right to cancel and have the consideration refunded. Finally, disclose in each case what percentage of the consideration has been received by the company to date.

Response: As can be seen from the descriptions of the relevant sales below, two (2) sales of shares of stock were made for consideration of cash and a note, one (1) sale was made for consideration of forgiveness of debt owed by the Company to the purchaser and a note to the Company, and two (2) sales were made for consideration of notes only. The notes varied slightly in terms, but were in material part balloon notes due in one (1) year with no interest. The notes come due at various times in March and April, 2014.

Sale #1 $20,000 cash and a $60,000 note (25% cash);

Sale #2 $50,000 debt owed by the Company was forgiven for shares plus an $80,000 Note;

Sale #3 $20,000 cash and a $180,000 note (10% cash);

Sale #4 $480,000 note; and

Sale #5 $200,000 note.

In the case of each transaction, the shares which were sold were treated as issued and outstanding at the time of sale and the notes were treated as notes payable to the Company. The applicable subscription agreements did not give the purchaser of the shares the right to cancel the transaction or to have the consideration refunded.

3.   We note your response to comment 4 from our letter dated November 13, 2013. Your disclosure under this Item implies that this sale has closed in contrast to your response which indicates that the sale has not closed pending the Company raising additional funding needed to carry out its obligations under the Agreement. Please file the agreement as an exhibit to your Offering Circular. Please also revise your disclosure to clarify that this sale has not closed and the shares have not yet been issued.

Response: The Asset Purchase Agreement with DGI, LLC relating to the business commonly known as Tuvozonline (the "Transaction") has been added as an exhibit to the Offering Statement. See "Exhibits" on page F-24 of Amendment 2. Upon further discussion with the Company concerning Comment 4 in the Staff's letter to the Company of November 13, 2013, it is clear that the Company misunderstood the nature of the information that the Staff was seeking through the Comment. The Company thought that the Staff was questioning whether the assets acquired in the Transaction had actually been put into use by the Company and hence that the Company had received value for the assets acquired. In its response to Comment 4, the Company intended to say that it had not implemented the use of the assets that were the subject of the transaction and that only by getting additional funding would it be able to implement its plan to integrate the assets just acquired into its business. In retrospect, the use of the word "close" was a poor choice of words. As a factual matter, the Transaction closed in March, 2013, the shares were issued at the time and the Company acquired ownership of the assets. The issuance of the shares and the acquisition of the assets were fully reflected in the Company's financial statements for the first quarter. The Company greatly regrets its unfortunate misunderstanding of the meaning of Comment 4.

Risk Factors, page 15

There is doubt about our ability to continue as a going concern and we may need additional funding beyond this offering, page 15.

4.   Illustrate the precarious nature of your funding by highlighting your inability to close your previously disclosed $2 million funding arrangement with Phoenix Group Capital Markets.

Response: We have revised the Risk Factor in accordance with the Staff's comment. See page 15 of Amendment 2.

Should you have any questions about these responses, please contact the undersigned.

Very truly yours,



Warren J. Archer

WJA/dlp
Enclosures
cc: Mr. Gregory Dundas
    Mr. Andrew Fellner